VIA EDGAR

November 21, 2024

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

  File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 125 to the Registrant’s registration statement on Form N-1A (“PEA 125”) on behalf of the Wasatch International Value Fund filed on EDGAR on September 13, 2024 that were provided to me by telephone on October 21, 2024 and November 15, 2024 by the staff of the Securities and Exchange Commission (the “Staff”).

Prospectus – Fund Summary – Fees and Expenses of the Fund and Examples

1.  Staff Comment: If the Fund intends to engage in short sales, please supplementally confirm that any estimated costs of such short sales will be included in “Other Expenses.”

Response: The Registrant confirms that the Fund does not currently intend to engage in short sales. However, if the Fund does engage in short sales it will include any such applicable costs in “Other Expenses”.

2.  Staff Comment: Instruction 3(e) of Form N-1A requires that if a Fund has expense reimbursement or fee waiver arrangement for no less than one year from the effective date of the Fund’s registration statement, the Fund is required to disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. In Footnote 2, please disclose how long the Fund may recoup such expenses.

Response: The Fund may only make repayments to the Advisor for amounts reimbursed if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap. This disclosure is currently set forth in the second sentence of Footnote 2.

The Registrant will add the following disclosure after the second sentence of Footnote 2: “Such repayment can be made until the expiration of the current contract, but in no case beyond three years from the date of such waiver or reimbursement by the Advisor.”

3.  Staff Comment: Please provide a completed fee table and expense example.

Response: The fee table and expense example is attached as Appendix A to this letter.

Prospectus – Fund Summary – Principal Strategies

4.  Staff Comment: Please confirm that the index named in the second paragraph of this section “MSCI AC (All Country) World Ex-USA Index” is the correct name for the index.

Response: Registrant will revise to clarify the referenced index and will revise the second paragraph as follows:

“Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of foreign companies of all market capitalizations, although we expect a significant portion (greater than 5%) of the Fund’s total assets to be invested in companies with market capitalizations of over $5 billion at the time of purchase. The Advisor considers greater than 5% of total assets to be a significant portion. Under normal market conditions, the Fund will invest in securities issued by companies domiciled in at least five of the countries included in the MSCI ACWI ex USA Index, which captures large and mid cap representation across developed market countries (excluding the U.S.) and emerging markets countries. The MSCI ACWI ex USA Index includes companies domiciled in countries around the world, including companies in the Asia region, Europe and the U.K.”

5.  Staff Comment: The first sentence of the second paragraph of this section states: “Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of foreign companies of all market capitalizations.” The fourth paragraph of this section states: “The Fund may invest in the equity securities of companies of any size, although we expect a significant portion of the Fund’s assets to be invested in companies with market capitalizations of over $5 billion at the time of purchase.”

The disclosure includes “all market capitalizations” and “companies of any size”. Please consider harmonizing disclosure to not be repetitive.

Response: As noted above, Registrant will consolidate the two sentences into the first sentence of the second paragraph as follows: “Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of foreign companies of all market capitalizations, although we expect a significant portion (greater than 5%) of the Fund’s assets to be invested in companies with market capitalizations of over $5 billion at the time of purchase.”

6.  Staff Comment: The fourth paragraph of this section states: “The Fund may invest in the equity securities of companies of any size, although we expect a significant portion of the Fund’s assets to be invested in companies with market capitalizations of over $5 billion at the time of purchase.” Please quantify what “significant portion” of the Fund’s assets means.

Response: Registrant considers a significant portion to be greater than 5% of the Fund’s assets. Registrant believes 5% is a large enough percentage of the portfolio that it, if negatively impacted, is reasonably likely to affect adversely the Fund’s net asset value and total return.

7.  Staff Comment: The seventh paragraph of this section states: “The Fund may invest a significant amount of its assets (greater than 5%) in a particular region or market, including Asia and Europe.” Please indicate whether “assets” is gross or net. Please explain why 5% is considered a significant amount.

In addition, the Fund uses the terms “significant portion”, “significant amount” and “large”. Please consider harmonizing terminology.

Response: See Responses 5 and 6, above. Registrant will consistently use the term “significant portion.”

8.  Staff Comment: The eighth paragraph of this section states: “The Fund may invest a large percentage of its assets (greater than 5%) in a few sectors, including communication services, consumer discretionary, consumer staples, energy, health care, financials, industrials, information technology, materials, real estate and utilities.” Please include only if such sectors are principal strategies. In addition, please ensure there is a correlating principal risk pursuant to Item 4 of Form N-1A.

Response: The sectors noted are principal strategies. As requested, the Registrant confirms there is a corresponding principal risk for each listed sector.

Prospectus – Fund Summary – Principal Risks

9.  Staff Comment: The third paragraph of the “Current Market and Economic Conditions Risk” states: “The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes and other matters. For example, the United States has imposed trade barriers and restrictions on China. In addition, the Chinese government is engaged in a longstanding dispute with Taiwan, continually threatening an invasion. If the political climate between the United States and China does not improve or continues to deteriorate, if China were to attempt invading Taiwan, or if other geopolitical conflicts develop or worsen, economies, markets and individual securities may be adversely affected, and the value of the Fund’s assets may go down.” Please explain why China is highlighted. Please include appropriate disclosure in Item 4 and Item 9 if investing in China is a principal strategy.

Response: Current market and economic conditions risk is a risk that is deemed principal under Item 4 because it is one to which the Fund’s entire portfolio is subject. While direct investment in China is not a principal investment strategy of the Fund, China is a significant trading partner with the United States and has significant influence on Asia and global markets. As noted above, the Fund may invest a significant portion of its assets in the Asia region. Accordingly, Registrant believes for this strategy it is appropriate, in the context of market and economic conditions risk, to explain the global and regional political climate surrounding China and to highlight it as creating a specific potential adverse impact on the Fund’s net asset value and total return.

10.  Staff Comment: Please consider re-ordering the principal risks for the Fund in order of significance. For example, Equity Securities Risk, Emerging Markets Risk and Frontier Markets Risk would be prominent.

Response: Registrant will reorder risks by importance (in its view) consistent with the September 2019 Investment Management Staff guidance on principal fund risk disclosure.

11.  Staff Comment: The Fund currently has “Asian Region Risk” as a principal risk. Please add correlating Item 4 disclosure to principal strategies.

Response: Investing in the Asia-Pacific was already included in the principal strategy section. However, investing in the Asia region has been highlighted as a principal strategy of the Fund after the revisions outlined in Response 4, above.

12.  Staff Comment: The Fund currently has “Large Company Stock Risk” as a principal risk. The first sentence of the second paragraph of the Fund Summary-Principal Strategies section states: “Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities, typically common stock, of foreign companies of all market capitalizations.” Please add correlating principal risk with respect to investing in all market capitalizations.

Response: Registrant will add a small and mid-cap company stock risk disclosure.

13.  Staff Comment: The Fund currently has “Developed Markets Risk” as a principal risk. Please add correlating Item 4 disclosure to principal strategies. If a non-principal risk, please move disclosure to Item 16 in the Fund’s Statement of Additional Information.

Response: See Response 4, above; Investing in developed markets has been highlighted as a principal strategy of the Fund.

14.  Staff Comment: Please consider adding a New Fund Risk to the principal risks for the Fund.

Response: Registrant will add the following:

New Fund Risk. Because a new fund begins operations with few assets, operating expenses for a new fund are relatively high until the fund begins to manage sufficient assets to achieve operating efficiencies. While the Advisor has contractually agreed to reimburse Fund expenses over a certain level for a period of time to keep shareholder expenses at a certain specific level, there is a risk that the expense limitation agreement is not continued, and the expenses of the Fund increase significantly until the Fund reaches scale. There is also the risk that the Fund never reaches scale, that the investment strategies do not work as expected and the that the Fund fails to achieve its stated investment objective.

Prospectus – Fund Summary – Historical Performance

15.  Staff Comment: Please provide supplementally to the Staff the benchmark that the Fund will use for performance.

Response: As of the date of this response, the Fund intends to use the MSCI World Ex USA Value Index as the Fund’s performance benchmark and the MSCI World Ex USA Index as the broad-based benchmark.

Prospectus – Fund Summary – Portfolio Management – Portfolio Managers

16.  Staff Comment: Item 5(b) of Form N-1A states that for Portfolio Manager(s). State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio (“Portfolio Manager”). Instruction 2 of Item 5 of Form N-1A states that if a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group.

The current disclosure in the prospectus is set forth below.

David Powers, CFA Lead Portfolio Manager Since the Fund’s Inception	Nakul Chaturvedi Associate Portfolio Manager Since the Fund’s Inception

Please clarify length of service for each portfolio manager. In addition, pursuant to Instruction 2 of Item 5 of Form N-1A states that if a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group.

Response: The length of service disclosure required under Item 5(b) of Form N-1A is with respect to the Fund. Accordingly, the disclosure reflects that each portfolio manager for the Fund has served in this position since the Fund’s inception. In addition, each portfolio manager’s business experience during the past five years, including his/her length of service with the advisor, is included in the “Portfolio Managers” section of the prospectus as required by Item 10(a)(2) of Form N-1A.

Prospectus – Additional Information about the Fund – Additional Information about Investment Strategies and Risks

17.  Staff Comment: Please consider revising this Item 9 disclosure to remove any duplicative disclosure that is already included in Item 4 of the Summary section of the Prospectus. Please revise this disclosure as Item 4 should be a summary of principal strategies and principal risks and Item 9 should be a more complete discussion of the Fund’s principal strategies and principal risks.

Response: The Registrant believes that the current prospectus already appropriately distinguishes between principal and non-principal strategies and risks. Consistent with Item 9(c) and Item 4 of Form N-1A, the Fund discloses the principal strategies and principal risks of investing in the Fund in the summary “Risk/Return Summary” section. The information in the section entitled “Additional Information about the Fund - Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides information regarding certain non-principal strategies and risks but identifies whether the strategy is a principal or non-principal risk to the Fund.

The Registrant acknowledges that the Staff objects to the Registrant keeping non-principal investment strategies in this section and that the Staff believes such disclosure should be moved to the Fund’s Statement of Additional Information.

18.  Staff Comment: Please relocate any non-principal investment strategies to the Statement of Additional Information. Item 9 disclosure should be related to further description of the Fund’s principal investment strategies. Please see Instruction 2 to Item 9(b) of Form N-1A and IM Guidance Update No. 2014-08.

Response: Although Item 9 requires the Fund to describe its principal investment strategies, general instruction C(3)(b) provides that a Fund may include information in the prospectus that is not otherwise required. In IM Guidance Update No. 2014-08, the staff recognized that in this regard, many funds include in their prospectus additional information related to strategies and risks that are not principal. To avoid ambiguity as to strategies and risks that are principal and those that are non-principal, the staff noted that the staff would comment that funds should distinguish which of the strategies and risks are principal and which are not principal. The information in the section entitled “Additional Information about the Fund - Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides additional information related to non-principal strategies and risks but clearly identifies which strategies and risks are considered non-principal consistent with the guidance. In accordance with instruction C(3)(b) and the guidance, Registrant respectfully will retain a discussion of certain non-principal strategies of the Fund in the prospectus.

The Registrant acknowledges that the Staff objects to the Registrant keeping non-principal investment strategies in this section and that the Staff believes such disclosure should be moved to the Fund’s Statement of Additional Information.

19.  Staff Comment: The first sentence of “Government and Regulatory Action Risk” states: “Government and regulatory action risks may be considered a principal risk of the Fund.” Please revise “may” to “will” and explain when such risks would not be considered.

Response: Registrant has disclosed Government and Regulatory Risk as a principal risk in the summary section of the prospectus under Item 4. Registrant will change “may” to “will” in this risk disclosure.

20.  Staff Comment: There are the following risks in this section - “Foreign Securities Risk – Delisting Risk”, “Indian Market and India Region Risk” and “Convertible Securities Risk.” Are these principal risks? If yes, please revise include Item 4 correlating disclosure in the principal strategies and principal risks sections of the Prospectus. If not, please move any non-principal risks to the Fund’s Statement of Additional Information.

Response: See Response 18, above. These risks are non-principal to this Fund and disclosed as such. The information in the section entitled “Additional Information about the Fund - Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides additional information related to non-principal strategies and risks but clearly identifies which strategies and risks are considered non-principal consistent with the guidance. In accordance with instruction C(3)(b) and the guidance, Registrant respectfully will retain a discussion of certain non-principal strategies of the Fund in the prospectus.

The Registrant acknowledges that the Staff objects to the Registrant keeping non-principal investment strategies in this section and that the Staff believes such disclosure should be moved to the Fund’s Statement of Additional Information.

Prospectus – Wasatch Funds – Management – Portfolio Managers

21.  Staff Comment: Pursuant to Item 10(a)(2) of Form N-1A, if a Portfolio Manager is a member of a committee, team or other group of persons associated with the Fund or an investment adviser of the Fund that is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, provide a brief description of the person’s role on the committee, team, or other group, including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.

Response: Registrant believes the current disclsoure complies with Section 10(a)(2) for Form N-1A. The Fund is not team managed. The Fund lists a Lead Portfolio Manager and one Associate Portfolio Manager. Across the Wasatch Funds, the lead portfolio managers, portfolio managers and associate portfolio managers are responsible for making investment decisions for their respective Funds in accordance with each Fund’s investment objective(s) and strategies. The research team is responsible for analyzing securities and making investment recommendations. However, there is a hierarchy, and the lead portfolio manager is ultimately responsible for managing the Fund in accordance with the Fund’s investment objective(s) and strategies. Registrant has been consistent with its portfolio manager hierarchichal description in in the prospectus and SAI. Moreover, where a fund is truly managed by a team, it is clearly described that each listed portfolio manager is jointly responsible for the day-to-day management of the fund.

Prospectus – Wasatch Funds – Account Policies – Purchasing Shares

22.  Staff Comment: The first sentence of the third bullet in the section states: “The purchase price of your shares will be determined the next time the Fund’s share prices are calculated after the transfer agent has received your request in good order prior to the close of regular trading on a day on which the New York Stock Exchange (NYSE) is open.” Please include the time the NYSE closes each day.

Response: Registrant will revise as follows “The purchase price of shares will be determined the next time the Fund’s share prices are calculated after the transfer agent has received your request in good order prior to the close of regular trading (normally 4:00 p.m. Eastern Time) on a day on which the New York Stock Exchange (NYSE) is open.”

Prospectus – Wasatch Funds – Account Policies – Selling (Redeeming) Shares

23.  Staff Comment: The second bullet in the section states: “The price of shares you redeem will be determined the next time the Fund’s share prices are calculated after the transfer agent has received your request in good order.” Please include the time for such calculation.

Response: Registrant will revise as follows “The price of shares you redeem will be determined the next time the Fund’s share prices are calculated after the transfer agent has received your request in good order prior to the close of regular trading (normally 4:00 p.m. Eastern Time) on a day on which the New York Stock Exchange (NYSE) is open.”

Prospectus – Wasatch Funds – Account Policies – Selling (Redeeming) Shares

24.  Staff Comment: The seventeenth bullet in the section states: “The Fund can suspend redemptions and/or delay payment of redemption proceeds for more than seven days after a redemption request has been received under the following unusual circumstances: (i) for any period (a) during which the NYSE is closed other than customary weekend and holiday closings; or (b) during which trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which (a) disposal by a Fund of securities owned by it is not reasonably practicable; or (b) it is not reasonably practicable for such Fund fairly to determine the value of its net assets; or (iii) for such other periods as the SEC may by order permit for the protection of security holders of the Fund.”

Please revise for clarity with Section 22(e) of the Investment Company Act of 1940 that the SEC shall by rules and regulations determine the conditions under which (i) trading shall be deemed to be restricted and (ii) an emergency shall be deemed to exist within the meaning of this subsection.

Response: Registrant will revise the section as follows: “The Fund can suspend redemptions and/or delay payment of redemption proceeds for more than seven days after a redemption request has been received under the following unusual circumstances: (i) for any period (a) during which the NYSE is closed other than customary weekend and holiday closings; or (b) during which trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which (a) disposal by a Fund of securities owned by it is not reasonably practicable; or (b) it is not reasonably practicable for such Fund fairly to determine the value of its net assets; or (iii) for such other periods as the SEC may by order permit for the protection of security holders of the Fund. Only the SEC can determine by rules and regulations the conditions under which trading shall be deemed to be restricted and when an emergency will be deemed to exist.”

Prospectus – Wasatch Funds – Account Policies – Purchasing and Selling Shares Through Third Parties Such as Brokers or Banks

25.  Staff Comment: The first bullet of that section states “You may buy or sell shares of the Fund through banks or investment professionals, including brokers, and they may charge you a transaction fee for this service.”

Please clarify how you may buy or sell shares. Please clarify transaction fee. Please confirm whether Rule 22c-1 is applicable.

Response: Registrant has no visibility into the method a third-party may charge a shareholder for purchasing or selling Fund shares. Further, the instruction of item 11(c) notes that specific fees paid through the broker-dealer for such service need not be disclosed. Nevertheless, the Registrant will revise the disclosure as follows: “You may choose to buy or sell shares of the Fund through your bank or investment professional, including your broker, who may charge you a transaction fee for this service. You should ask your bank or investment professional to describe any transaction fee it may charge on transactions of Fund shares.”

Prospectus – Wasatch Funds – Account Policies – Emergency Circumstances

26.  Staff Comment: The section states “Wasatch Funds or its agents may, in case of emergency, temporarily suspend telephone transactions and other shareholder services. It may be difficult to reach Wasatch Funds by telephone during periods of substantial economic or market change or in emergency situations. Under these circumstances, you may wish to consider purchasing, redeeming or exchanging shares by mail, overnight express delivery or online. The Fund can suspend redemptions and/or delay payments of redemption proceeds for any period (a) during which the NYSE is closed other than customary weekend and holiday closings; (b) during which trading on the NYSE is restricted; or (c) when an emergency exists or during such other periods, as determined by the Securities and Exchange Commission (SEC) for the protection of shareholders.”

Please revise for clarity with Section 22(e) of the Investment Company Act of 1940 that the SEC shall by rules and regulations determine the conditions under which (i) trading shall be deemed to be restricted and (ii) an emergency shall be deemed to exist within the meaning of this subsection.

Response: Registrant will revise the section as follows: “Wasatch Funds or its agents may, in case of emergency, temporarily suspend telephone transactions and other shareholder services. It may be difficult to reach Wasatch Funds by telephone during periods of substantial economic or market change or in emergency situations. Under these circumstances, you may wish to consider purchasing, redeeming or exchanging shares by mail, overnight express delivery or online. The Fund can suspend redemptions and/or delay payments of redemption proceeds for any period (a) during which the NYSE is closed other than customary weekend and holiday closings; (b) during which trading on the NYSE is restricted; or (c) when an emergency exists or during such other periods, as determined by the Securities and Exchange Commission (SEC) for the protection of shareholders. Only the SEC by rules and regulations can determine the conditions under which trading shall be deemed to be restricted and when an emergency will be deemed to exist.”

Statement of Additional Information-Strategies and Risks-Lending of Portfolio Securities.

27.  Staff Comment: The Fund has a section regarding lending of portfolio securities in the Statement of Additional Information. Will the Fund lend securities and is this a principal strategy of the Fund? If yes, please include corresponding Item 4 disclosure in the Prospectus in the principal strategies and principal risks.

Response: While it is permitted, the Fund does not currently intend to lend its portfolio securities as a principal strategy and for that reason has not included related risk disclosure in the Prospectus. Registrant acknowledges that if securities lending becomes a principal strategy of the Fund, such a change would require revised strategy and principal risk disclosure following the filing of an amended registration statement on Form N-1A pursuant to Rule 485(a)(1) of the Securities Act of 1933.

Statement of Additional Information – Fund Restrictions and Policies

28.  Staff Comment: In this section fundamental investment restriction 5. states that “the Fund may not: invest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry.” Please revise to include “or group of industries” at the end of the restriction. Please see Item 4(a), Item 9(b)(1) Instruction 4 and Item 16(c)(1)(iv) of Form N-1A. You may add a footnote to the restriction or include disclosure in the section clarifying that restriction includes any particular industry or group of industries.

Response: The Registrant will add the following footnote to the Fund’s fundamental policy restriction 5:

*“industry” means “a particular industry or group of industries.”.

Declaration of Trust

29.  Staff Comment: Section 11.4(d), Applicable Law; Forum Selection; Jury Waiver of Article XI – Amendments, Filings; Copies; Miscellaneous of the Declaration of Trust for the Trust states “Any action commenced by a Shareholder, directly or derivatively, against or on behalf of the Trust or a Series or Class thereof, its Trustees, officers or employees, shall be brought only in the United States District Court, District of Utah, or if such action may not be brought in that court, then such action shall be brought in the State of Utah, Salt Lake City District Court (each, a “Chosen Court”). The Trust, its Trustees, officers, employees and Shareholders (a) waive any objection to venue in either Chosen Court and (b) waive any objection that either Chosen Court is an inconvenient forum.”

Please disclose in an appropriate location in the prospectus the exclusive: (a) federal forum provision and the corresponding risk (e.g, that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of this provision since the 1933 Act and 1940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts) and (b) state forum provisions and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: Certain shareholder rights under the Declaration of Trust are currently described in the Fund’s SAI under Other Information. Registrant will add additional disclosure explaining shareholder’s rights, including a description of forum selection, in this section of the SAI.

Forum Selection. The Declaration of Trust requires that any direct or derivative actions by shareholders against or on behalf of the Trust (or a series or a class thereof), the Trustees, officers or employees of the Trust shall only be brought in the U.S. District Court, District of Utah, or if such action may not be brought in that court, then such action shall be brought in the State of Utah, Salt Lake City District Court (each, a “Chosen Court”). The Declaration of Trust also provides that the Trust, its Trustees, officers, employees and shareholders (a) waive any objection to venue in either Chosen Court and (b) waive any objection that either Chosen Court is an inconvenient forum. The federal forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with Trustees, officers or other agents of the Trust and its service providers. There may be questions regarding the enforceability of the exclusive federal forum provision since the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising under these Acts in both state and federal courts. Similarly, the state forum selection provision, even as to non-federal securities law claims, also may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable or convenient.

Jury Waiver. The Declaration of Trust provides that there is no right to a trial by jury and such right is waived to the fullest extent permitted by applicable law.

The Declaration of Trust provides that every shareholder by virtue of purchasing shares and becoming a shareholder, shall be held to have expressly assented and agreed to terms of the Declaration of Trust and shall be bound by it. The above and other provisions of the Declaration of Trust may limit a shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Trust and its service providers, which may discourage lawsuits with respect to such claims. No provision of the Declaration of Trust, however, will require a waiver of compliance with any provision of, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Securities and Exchange Commission thereunder. In addition, the Declaration of Trust provides that if any provision shall be held invalid or unenforceable, in whole or in part, in any jurisdiction, such invalidity or unenforceability shall attach only to such provision, or part or parts thereof, in such jurisdiction and shall not in any matter affect such provision in any other jurisdiction or any other provision of the Declaration of Trust in any jurisdiction.

The foregoing is a summary of certain provisions of the Declaration of Trust which contains additional information regarding the rights of shareholders, including the detailed process for shareholders to bring derivative actions, and is qualified in its entirety by reference to the Declaration of Trust. Please refer to the Declaration of Trust for additional information.

We acknowledge your comment but respectfully decline to move the disclosure to the prospectus. We believe the disclosure is appropriate and consistent with the requirements of Form N-1A. We are unaware of any requirement of Form N-1A that would require such disclosure in the prospectus. We also note that in amending the Form N-1A in 1998, the Commission noted that descriptions of all potential restrictions and possible consequences of holding fund shares are of only marginal significance to typical investors in selecting among investors. Accordingly, only unique or unusual restrictions or potential liabilities associated with holding shares (other than investment risks) that may expose an investor to significant risks are included in the prospectus. Under the amended form, a fund would be required to discuss in its SAI generally applicable legal provisions relating to holding fund shares. See Investment Company Act Rel. No. 23064 (March 13, 1998). While Item 22 of the Form N-1A also does not reference forum selection provisions, Registrant nevertheless has included the above disclosure in the SAI.

We understand that the staff requests that Registrant include that the state forum provision does not apply to claims arising under the federal securities laws but we respectfully decline including this statement. Absent clear binding authority that supports this position, it is not clear that such position is a correct statement in all instances and all fact scenarios. Further, the Declaration already notes that if a provision is found to be invalid or unenforceable that such invalidity or unenforceability shall attach only to such provision.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:  R. Biles

Appendix A

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (Fees paid directly from your investment.)	Investor Class Shares	Institutional Class Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a% of offering price)	None	None
Redemption Fee (as a % of amount redeemed on shares held 60 days or less)	2.00%	2.00%
Exchange Fee	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment.)	Investor Class Shares	Institutional Class Shares
Management Fee	0.80%	0.80%
Other Expenses[1]	5.68%	3.73%
Total Annual Fund Operating Expenses	6.48%	4.53%
Expense Reimbursement	(5.43)%	(3.63)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	1.05%	0.90%

1 Other Expenses are based on estimates for the current fiscal year.

2 Wasatch Advisors LP, doing business as Wasatch Global Investors (Advisor), the Fund’s investment advisor, has contractually agreed to waive fees and/or reimburse the Investor Class shares and the Institutional Class shares of the Fund for Total Annual Fund Operating Expenses in excess of 1.05% and 0.90%, respectively, of average daily net assets until at least January 31, 2026, excluding fees and expenses incurred in borrowing securities and selling portfolio securities short including enhanced custody fees (which include borrowing costs, financing fees and other charges paid in connection with borrowing the security to be sold short, and maintaining related margin collateral) and dividend expense on short sales/interest expense, acquired fund fees and expenses, interest, taxes, brokerage commissions, other investment related costs, and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of business. The Fund may only make repayments to the Advisor for amounts reimbursed if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap. Such repayment can be made until the expiration of the current contract, but in no case beyond three years from the date of such waiver or reimbursement by the Advisor. The Board of Trustees is the only party that can terminate the contractual limitation prior to the contract’s expiration. The Advisor can rescind the contractual limitation on expenses at any time after its expiration date. Shareholder expenses will increase if the Advisor does not renew the contractual expense cap after its expiration date.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invested $10,000 in the applicable class of the Fund for the time periods indicated and then redeemed all of your shares at the end of those periods. The example also assumes that your investment had a 5% return each year and that operating expenses (as a percentage of net assets) of the Fund remained the same. This example reflects contractual fee waivers and reimbursements through January 31, 2026. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
International Value Fund — Investor Class	$107	$1,433
International Value Fund — Institutional Class	$ 92	$1,038